

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2012

Via E-mail
Mr. Bedo H. Kalpakian
Chief Executive Officer
High 5 Ventures, Inc.
Suite 1000, 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E2K3

> **Re:** **High 5 Ventures, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 000-16353**

Dear Mr. Kalpakian:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 3.A. Selected Financial Data, page 4

1.   We note your disclosure of selected financial information for fiscal years 2007 through 2009 (Canadian GAAP), and fiscal 2010 and 2011 (IFRS). In any future filings in which you elect to include selected financial data in accordance with Canadian GAAP, please confirm to us that you will include a reconciliation of the Canadian GAAP data to US GAAP and that you will not present the Canadian GAAP and IFRS data side-by-side.

Independent Auditor's Report, page 50

2.   We note that the audit opinion of Smythe Ratcliffe LLP uses going concern language such as "may cast significant doubt" which is inconsistent with paragraph 12 of AU Section 341. In future filings, please obtain and file a report from your auditor that complies with the PCAOB standards regarding the description of your going concern uncertainties.

Financial Statements

14. Transition to IFRS, page 72

3.   We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to instruction no. 4 to Item 5 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Joanna Lam at 202-551-3476 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining